SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)


                              TECHE HOLDING COMPANY
                              ---------------------
                                (Name of Issuer)


                     Common Stock $0.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                   878330 10 9
                                 --------------
                                 (CUSIP Number)


                             Richard Fisch, Esquire
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)


     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 7 pages)


---------------------------------------------------                            ---------------------------------------------
CUSIP No.       878330 10 9                                     13D            Page 2 of 7 Pages
---------------------------------------------------                            ---------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
           1            NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Patrick O. Little
----------------------------------------------------------------------------------------------------------------------------

           2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)  [_]
                                                                                                                   (b)  [_]
                        N/A
----------------------------------------------------------------------------------------------------------------------------

           3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

           4            SOURCE OF FUNDS

                        PF/00
----------------------------------------------------------------------------------------------------------------------------

           5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEM 2(d) or 2(e)                                                                          [_]

                        N/A
----------------------------------------------------------------------------------------------------------------------------

           6            CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States

----------------------------------------------------------------------------------------------------------------------------
      NUMBER OF
        SHARES                7         SOLE VOTING POWER
                                                    95,298 Shares
     BENEFICIALLY    -------------------------------------------------------------------------------------------------------
                              8         SHARED VOTING POWER
       OWNED BY                                     71,318 Shares
                     -------------------------------------------------------------------------------------------------------
         EACH                 9         SOLE DISPOSITIVE POWER
                                                   189,309 Shares
      REPORTING      -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
      PERSON WITH                                   71,318 Shares
----------------------------------------------------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   260,627 Shares
----------------------------------------------------------------------------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                                  [_]

                        N/A
----------------------------------------------------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        10.58% (based on 2,462,294 outstanding shares)

----------------------------------------------------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON

                                       IN

----------------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Teche Holding Company (the "Issuer"), the executive office of which is located at 211 Willow Street, Franklin, Louisiana, 70538.

Item 2.  Identity and Background
--------------------------------

(a)  Name: Patrick O. Little

(b)  Residence or Business  Address:  211 Willow  Street,  Franklin,  Louisiana,
     70538.

(c) Present Principal Occupation or Employment: President and Chief Executive Officer of Teche Holding Company, 211 Willow Street, Franklin, Louisiana, 70538.

(d)  None.

(e)  None.

(f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The purchase of the Common Stock was made with the personal funds of Mr. Little, through compensation awards as president and chief executive officer of the Issuer and through the dividend reinvestment plan. Mr. Little has exercisable options to purchase 94,011 shares. Such options were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

     All of the shares reported on this Schedule 13D as beneficially owned by Mr. Little were acquired for investment. Mr. Little may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer.

     Other than as discussed above and in the performance of his duties as a director and an executive officer of the Issuer, Mr. Little has no current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g)  changes  in  the  Issuer's  articles  of   incorporation,   bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) The reporting person beneficially owns 260,627 shares of the Issuer as of the date of this statement, representing 10.58% of the issued and outstanding shares. This includes 17,543 shares of the Common Stock held in the ESOP which have been allocated to Mr. Little's account and 94,011 shares which may be acquired by Mr. Little pursuant to exercise of stock options.

     (b) Mr. Little exercises sole voting and dispositive power over 95,298 shares. The total of 260,627 shares owned directly and beneficially by Mr. Little also includes 12,406 shares held in Mr. Little's IRA, 2,535 shares held in his wife's IRA, 13,516 shares owned solely by Mr. Little's wife, 25,317 shares held jointly by him or his spouse and his minor children who reside with him, and 17,543 shares held by the ESOP on behalf of Mr. Little.

     (c) No transactions in the class of securities being reporting on have been effected during the past sixty days.

     (d) No other person has any interest in the securities reported on pursuant to his Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 15, 2002                          /s/ Patrick O. Little
                                                --------------------------------
                                                Patrick O. Little